Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors of Airgas, Inc:
We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-136463) of Airgas, Inc. of our report dated March 31, 2009 with respect to the statements of financial position of the Airgas, Inc. Deferred Compensation Plan II as of December 31, 2008 and 2007, and the related statements of changes in plan equity for the years ended December 31, 2008 and 2007 and for the period July 1, 2006 (Inception) through December 31, 2006, which report appears in the December 31, 2008 annual report on Form 11-K of the Airgas, Inc. Deferred Compensation Plan II.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 31, 2009